Exhibit (a)(1)(E)

Form of Reminder Email

The Udemy, Inc. (“Udemy”) offer to exchange certain outstanding awards for new restricted stock units (referred to as the “offer”) currently is still open. Please note that the offer will expire at 6:00 p.m., U.S. Pacific Time, on August 6, 2022, unless we extend the offer (the “Expiration Date”). The offer deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.

According to our records, you have not yet submitted an election for your Eligible Awards. Participation in the offer is completely voluntary; however, if you would like to participate in the offer, we must receive your election electronically via the Workday platform, properly completed and submitted, on or before the Expiration Date. You should have received a launch email from Ken Hirschman, dated July 11, 2022, announcing this offer.

Only election forms that are properly completed and submitted and actually received by Udemy on or before the Expiration Date via Workday will be accepted. If you have questions about the offer or would like to receive a printed copy of the offer and other offer documents, you should post a question in the #udemy-equity Slack channel or email equity@udemy.com.

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Awards for New RSUs and (2) the launch email from Ken Hirschman, dated July 11, 2022, announcing the offer.